EXHIBIT 99.1

Himax Technologies, Inc. Reports Second Quarter 2023 Financial Results; Provides Third Quarter 2023 Guidance

Q2 2023 Gross Margin Beat Guidance, Revenues and EPS at Upper End of Guidance Range Issued on May 11, 2023
Company Q3 2023 Guidance: Revenues to be Flat to Decline 7.0% QoQ, Gross Margin is Expected to be 30.5% to 32.0%, Profit per diluted ADS to be around 1.5 Cents to 6.0 Cents

  Q2 2023 revenues were $235.0M, a decrease of 3.8% QoQ, at the upper end of guidance range of decline 9.0% to flat QoQ. Q2 GM reached 21.7%, surpassing guidance range of 20.0% to 21.0%, due to a favorable product mix
  Q2 2023 after-tax profit was $0.9M, or 0.5 cents per diluted ADS, compared to $14.9M, or 8.5 cents last quarter
  Company’s Q3 2023 revenues to be flat to decline 7.0% QoQ. GM around 30.5% to 32.0%, substantial improvement from the Q2 trough. Profit per diluted ADS to be in the range of 1.5 cents to 6.0 cents
  The Company sees renewed momentum in the automotive market, its biggest sales contributor, and believes the stage is set for a sales rebound as it approaches the end of the year, supported by more favorable product mix, improved cost structure and normalized inventory level which should also lead to improved gross margin
  The Company’s inventory depletion is progressing nicely with Q3 inventory level on track for a meaningful reduction. Company’s inventory will normalize near historical average levels by the end of the year
  On automotive TDDI, Company remains confident that it will enjoy strong growth as its leading market share position remains unchallenged. Q3 automotive TDDI sales will account for over 30% of total automotive sales and are poised to continue to increase
  The Company’s automotive sales for traditional DDIC, TDDI and Tcon are all set to enjoy decent double-digit QoQ growth in Q3, collectively represent almost 45% of total sales. Himax has already secured well over 300 design-wins and the number of new design-in projects is still increasing
  The Company has witnessed steady growth in the adoption of WiseEye products particularly in home surveillance applications, specifically door lock, doorbell and battery camera. Company has a successful collaboration with a leading door lock vendor in China, the largest market globally. The project is slated for mass production starting in 2H23 with anticipated growth extending to 2024
  The Company focuses on strengthening its Intelli-Sensing Module business to further broaden customer base and application. The module offerings, incorporating WiseEye technology, provide clients with a series of highly integrated, plug-and-play module boards which are user-programmable but also loaded with Company’s pre-trained AI models for simple system integration

TAINAN, Taiwan, Aug. 10, 2023 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the second quarter 2023 ended June 30, 2023.

“Now, looking ahead with renewed momentum in the automotive market, we believe the stage is set for a sales rebound as we approach the end of the year, supported by more favorable product mix, improved cost structure and normalized inventory level which should also lead to improved gross margin. In terms of gross margin, for the Q3, we expect substantial improvement from the Q2 trough,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“Favorable product mix shift is also a key factor contributing to our expected Q3 GM expansion. This is predominately driven by increased automotive sales, thanks to a robust recovery in the Chinese automotive market leading to order resumption from customers. Notably, our automotive sales for traditional DDIC, TDDI and Tcon are all set to enjoy decent double-digit sequential growth in Q3 and, collectively, are expected to represent almost 45% of our total sales. All these automotive products have a better than corporate average margin profile.” concluded Mr. Jordan Wu.

Second Quarter 2023 Financial Results

Himax net revenues registered $235.0 million, a decrease of 3.8% sequentially, yet at the upper end of guidance range. This was attributable to improved order momentum particularly in the automotive DDIC, large display driver IC and non-driver business. Gross margin came in at 21.7%, a decrease from 28.1% of last quarter, but above guidance range of 20.0% to 21.0%, due to a favorable product mix. As the Company previously reported, Q2 gross margin was impacted significantly by a one-time expense related to the strategic termination of certain high-cost foundry capacity agreements in addition to price erosion related to destocking. Q2 profit per diluted ADS was 0.5 cents, at the upper end of the guidance range of -2.9 cents to 0.6 cents.

Revenue from large display drivers was $45.4 million, a decrease of 14.3% sequentially, yet above prior guidance. Monitor IC sales surpassed its prior guidance, up single digit sequentially, driven by clients’ proactive pull-forward in preparation for the Q2 sales festivals and recovery of gaming display. Notebook sales notably outperformed guidance, thanks to strong shipment to key customers. TV IC sales declined as expected as customers suspended pull-ins, having already replenished their inventory over the prior two consecutive quarters. Large panel driver IC sales accounted for 19.3% of total revenues for this quarter, compared to 21.7% last quarter and 22.0% a year ago.

Small and medium-sized display driver revenue was $150.3 million, a slight decline of 2.9% sequentially. Smartphone and tablet driver sales increased mid-teens and single digit respectively in the second quarter as Himax saw a recovery in business momentum, particularly in TDDI products. Q2 automotive driver sales decreased single digit sequentially, but outperformed guidance of a low teens decline as clients resumed order replenishment for both traditional DDIC and TDDI. Automotive driver business was still Himax’s largest revenue contributor with around 30% of total sales in the second quarter. Himax is particularly confident in its automotive TDDI growth potential, backed by hundreds of design-wins already secured, significantly ahead of its peers, and among these design-wins only a small portion has commenced mass production. With the design-win projects under its belt, the Company believes it can continue to grow its market share in automotive TDDI, in addition to its already dominant position in traditional DDICs where Himax has a 40% global market share. Small and medium-sized driver IC segment accounted for 63.9% of total sales for the quarter, compared to 63.3% in the previous quarter and 64.5% a year ago.

Second quarter revenues from its non-driver business exceeded guidance with revenue of $39.3 million, up 7.9% from a quarter ago. The better-than-expected sales performance was a result of higher shipment for Tcon and CMOS image sensor. Despite the slight sequential decline in Tcon sales in the second quarter, it surpassed guidance of a low-teens decline, bolstered by better-than-expected shipment of monitor and automotive Tcons. Tcon business represented over 9% of total sales in the second quarter. Lastly for WLO, notably during the quarter Himax commenced volume production to one leading North American customer for their new generation VR devices to enable gesture control. Non-driver products accounted for 16.8% of total revenues, as compared to 15.0% in the previous quarter and 13.5% a year ago.

Operating expenses for the second quarter were $53.2 million, an increase of 4.3% from the previous quarter and 1.2% from a year ago. The sequential increase was mainly a result of increased R&D expenses. Yet, amidst prevailing macroeconomic headwinds, Himax remains focused on strict cost controls. Himax’s second quarter operating expenses include the amortized expenses for annual bonus grants made in prior years of $6.4 million, as compared to $6.5 million in the previous quarter and $7.4 million from a year ago. As a reminder, Himax grants annual bonuses to employees at the end of September each year, including RSU and cash award. A portion of those bonuses is immediately vested and recognized in the third quarter with the remainder equally vested in three tranches on the first, second and third anniversaries of the grant date and recognized on a straight-line basis over the vesting period of each tranche. Second quarter after-tax profit was $0.9 million, or 0.5 cents per diluted ADS, compared to $14.9 million, or 8.5 cents per diluted ADS last quarter.

Balance Sheet and Cash Flow

Himax had $219.5 million of cash, cash equivalents and other financial assets as of June 30, 2023, compared to $461.6 million at the same time last year and $223.8 million a quarter ago. Second quarter operating cash inflow was approximately $1.7 million, as compared to an inflow of $66.4 million in Q1, primarily due to $51.0 million income tax paid during Q2, an illustration of Company’s continuous efforts to deplete inventory for the past few quarters. Himax had $43.5 million of long-term unsecured loans as of the end of second quarter, of which $6.0 million was the current portion. During the third quarter, Himax has made a payment of $83.7 million for annual dividend to shareholders. Further, the Company expects to pay out a total of around $30 million for employee bonus awards, comprised of around $9.3 million for the immediately vested portion of this year’s award and $21.0 million for vested awards granted over the last 3 years. Despite the substantial employee bonus payout, Himax still expects to generate positive operating cash flow in Q3, again, due to the ongoing destocking progress across major product lines.

The Company’s inventories as of June 30, 2023 were $297.3 million, markedly lower than $335.2 million last quarter. Accounts receivable at the end of June 2023 was $239.0 million, down from $252.2 million last quarter and down from $371.0 million a year ago. DSO was 90 days at the quarter end, as compared to 93 days last quarter and a year ago. Second quarter capital expenditures were $2.9 million, versus $2.8 million last quarter and $2.5 million a year ago. The second quarter capex was mainly for IC design business.

Outstanding Share

As of June 30, 2023, Himax had 174.4 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, total number of ADS outstanding for the second quarter was 174.7 million.

Q3 2023 Outlook

The prevailing sentiment in the consumer electronics market for semiconductor remains sluggish. Customers continue to exercise caution towards panel procurements, limiting Company’s visibility into the second half for consumer products. However, Himax sees improving business momentum in the automotive sector, its largest sales contributor, where a healthy rebound from the first half weakness appears to be underway. As a reminder, the global automotive market experienced a severe downturn throughout the first half of the year as major Chinese automakers cut back production and implemented strict cost control measures due to intensified EV price competition, adversely impacting its first half sales. Now, looking ahead with renewed momentum in the automotive market, Himax believes the stage is set for a sales rebound as it approaches the end of the year, supported by more favorable product mix, improved cost structure and normalized inventory level which should also lead to improved gross margin.

In terms of gross margin, for the third quarter, Himax expects substantial improvement from the Q2 trough which was primarily related to the one-time early termination expense to foundry partners as it reported last quarter. This early termination decision was part of a crucial operating strategy for the Company. By sacrificing margin last quarter, Himax now has added flexibility where new wafer starts are no longer bound by minimum fulfillment requirements and high wafer costs set during the severe foundry capacity shortage period. Furthermore, Himax can now leverage diverse foundry sources for optimal operational efficiency and much improved cost structure, thereby maintaining Company’s product competitiveness.

Favorable product mix shift is also a key factor contributing to its expected Q3 gross margin expansion. This is predominately driven by increased automotive sales, thanks to a robust recovery in the Chinese automotive market leading to order resumption from customers. Notably, Himax’s automotive sales for traditional DDIC, TDDI and Tcon are all set to enjoy decent double-digit sequential growth in the third quarter and, collectively, are expected to represent almost 45% of total sales. As a reminder, all these automotive products have a better than corporate average margin profile.

On inventory destocking. Himax’s inventory depletion is progressing nicely with Q3 inventory level on track for a meaningful reduction. At this point, Himax is comfortable in its overall inventory level, thanks to Company’s continuous effort to destock for several quarters. In addition, the remaining stocks are comprised of IC products which have a solid customer design-in base and long expected lifetimes. Himax now expects that its inventory will normalize near historical average levels by the end of the year.

While the macroeconomic environment still presents some headwinds for the Company, given the expected strength in automotive sales, improved operating flexibility and cost structure, in addition to Company’s commitment to expand its presence in high value-added areas, such as Tcon, OLED and AI, Himax expects second half sales and gross margin to improve from the first half and believes it is well positioned for long-term sustainable revenue growth.

Display Driver IC Businesses

LDDIC

Q3 large display driver IC revenue is projected to be down single digit sequentially. Himax expects TV IC business to be down high-teens quarter over quarter due to leading end brand’s stringent production control measures amidst soft market. Notebook IC sales are expected to increase by a decent double digit sequentially, predominantly from rush orders from one leading brand. Meanwhile, monitor IC sales are set to increase single digit sequentially, continuing the customers’ restocking momentum the Company saw last quarter.

SMDDIC

Despite continuing uncertainty in consumer electronics, with improved visibility and demand in the automotive market, Q3 SMDDIC revenue is expected to be flat or slightly up sequentially. Himax’s automotive driver IC business is poised to increase by a decent double digit sequentially on a strong uptick in both TDDI and traditional DDIC. However, smartphone and tablet sales are both projected to decline double digit. The sequential growth of automotive DDIC business is fueled by resumption of customer orders across the board following several quarters of inventory correction. Automotive TDDI business also resumed its growth trajectory in the third quarter, driven by increasing production of customers’ new vehicles, after an unexpected second quarter disruption. The automotive recovery has been further bolstered by supportive governmental policies, especially in China and the U.S, to incentivize new vehicle purchases. Given the rapid adoption of TDDI in new generation vehicles, where Himax has already secured well over 300 design-wins and the number of new design-in projects is still increasing as it speaks, the Company remains confident that it will continue to enjoy strong growth as its leading market share position remains unchallenged. It’s worth noting that automotive TDDI sales will account for over 30% of total automotive sales in the third quarter and are poised to continue to increase.

On LTDI, a technology where Himax has been a pioneer in the market. Given the growing global demand for large, panoramic, interactive, and intuitive in-car display experiences, Himax anticipates accelerating adoption of LTDI in the coming years. LTDI is gaining popularity particularly among high-end car models with fancy and/or larger than 30-inch automotive displays. Company’s integrated solution of LTDI and local dimming Tcon has been adopted by many customers as their standard platform for high-end displays from which a variety of large automotive displays will be developed. This further solidifies its position among customers in the high-end automotive display market. Himax expects an influx of collaborations leading to a growing number of projects slated for mass production starting 2024.

Himax is at the front runner position in automotive display IC market, offering a comprehensive product portfolio covering the entire spectrum of specifications and technologies to address varying design needs, including traditional DDIC, TDDI, local dimming Tcon, LTDI, and AMOLED. Having the broadest, one-stop-shop offering also drives customer loyalty as evidenced by years of extensive collaboration with panel makers across the globe as well as deep engagement with Tier 1s and OEMs who deeply trust and rely on Himax expertise for their product roadmap. Himax is confident that its automotive business will continue to be the primary sales growth engine moving forward.

On smartphone and tablet product lines, Himax continues to see lackluster demand in the market. Currently a small group of peers are still in the midst of offloading inventory, offering aggressive pricing while enduring losses to deplete their excess inventory. As Himax nears the end of its destocking process, its strategy is to not engage in pricing competition, even at the expense of forfeiting revenues by turning away unprofitable projects. Having said that, Himax has placed wafter starts for select products starting Q2.

On AMOLED. Himax offers both DDIC and Tcon for OLED display and has commenced production for tablet and automotive applications jointly with global leading panel makers. For automotive OLED display, design-in activities are going smoothly with both conventional car makers and NEV vendors across different continents. Concurrently, Himax continues to gear up for AMOLED driver IC development by strategically partnering with major Korean and Chinese panel makers on various applications, covering smartphone, tablet, notebook, and TV. For smartphone AMOLED display driver, amidst a muted smartphone market, Himax still targets to commence production toward the end of 2023.

Non-Driver Product Categories

TCON

The Company anticipates Q3 Tcon sales to decrease single digit sequentially, hampered by reduced shipment for monitors and OLED displays for tablet. For OLED tablet business, Himax’s customers are still in the midst of inventory offloading due to muted end market demand. Despite the soft demand environment, the Company is actively working on the next generation IC for OLED tablet, aiming to broaden its offering and better position it for when demand returns. On automotive Tcon business. The Company continues to solidify its leadership position, particularly in local dimming Tcon which can improve display contrast while also lowering power consumption. Himax is encouraged by the growing validation and widespread deployment in both premium and mainstream car models across the globe. Himax’s automotive Tcon business is poised to experience explosive growth with notable sales contribution starting 2024. The Company expects it to be one of its major growth engines in coming years.

WiseEye Smart Image Sensing

Himax’s WiseEye Smart Image Sensing total solution incorporates the Company’s proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm. Himax continues to support the mass production of Dell’s notebook along with other endpoint AI applications, including video conference device, shared bike parking, door lock, and smart agriculture, among others. The Company is also focused on strengthening its Intelli-Sensing Module business in an effort to further broaden its customer base and application. The module offerings, incorporating WiseEye technology, provide clients with a series of highly integrated, plug-and-play module boards which are user-programmable but also loaded with Company’s pre-trained AI models for simple system integration. This can effectively shorten customers’ time-to-market and reduce development cost, making it particularly well-suited for markets featuring high variety and small quantity. Throughout recent quarters, Himax has received excellent feedback from customers while seeing large increases in projects for various applications. Building on this momentum, Himax plans to roll out a series of modules that will expand its product offerings to cover more diverse markets and seize upon the vast opportunities presented in endpoint AI.

Over the past few quarters, Himax has witnessed steady growth in the adoption of WiseEye products particularly in home surveillance applications, specifically door lock, doorbell and battery camera. Notably, Himax is pleased to report a successful collaboration with a leading door lock vendor in China, the largest market globally. The project is slated for mass production starting in second half this year with anticipated growth extending to 2024. WiseEye solution is also being implemented for automotive applications, where it can intelligently detect the presence, movement or posture of the driver or passenger, delivering a broad array of AI use cases inside a vehicle. Such demand is expanding rapidly with global leading car brands for new car models, primarily in application for car owner recognition and keyless access, with other new use cases also under development.

On WE2 AI processor where Himax has engaged global notebook names for their next generation product development. The Company has made significant progress in enriching AI features and use cases through collaborations with major CPU and AP SOC players for next generation smart notebook, surveillance and a host of other endpoint AI applications. The WE2 processor offers further advancements in inference speed and ultralow power, maintaining superior power efficiency compared to Himax’s already industry-leading first-generation AI processor, WE1. Furthermore, in context aware AI, WE2 enables more detailed computer vision object analysis, such as real-time facial landmark, hand landmark, and human pose and skeleton, among others, at extremely low power consumption. This enables sophisticated human expression detection for smart notebook and broader AIoT applications.

Having established a leading position in ultralow power AI processing and image sensing for endpoint AI applications, Himax is firmly committed to the WiseEye product line’s ongoing development and growth. By leveraging broad ecosystem partners and customers, Himax aims to maximize market reach and explore potential applications. The Company believes that its WiseEye AI business will serve as a multi-year structural growth driver for Himax.

Optical Related Product Lines / Metaverse

On Himax’s optical related product lines. Himax is one of the few companies in the world that can offer a diverse range of optical products including WLO, 3D Sensing, and LCoS for the development of immersive technologies and the realization of the metaverse. Himax is well-positioned to capitalize on the growth of this nascent industry as its technologies are vital for facilitating immersive content, evidenced by the growing list of AR/VR goggle device engineering projects with leading customers across the board.

On WLO update. Himax recently commenced volume production of WLO technology to a leading North American customer starting in the second quarter for their new generation VR devices to enable 3D gesture control. The Company expects a decent shipment for this customer in the second half in preparation for the upcoming seasonal shopping sales.

On LCoS, Himax’s state-of-the-art Color Sequential Front-lit LCoS microdisplay technology was one of the most high-profile demos at the Display Week 2023 in May and successfully captured the attention of numerous tech giants. Through years of strenuous development, Himax’s Color Sequential Front-lit LCoS has achieved exceptional and industry-leading illumination in full RGB color, along with a groundbreaking tiny form factor, ultra lightweight and a wide degree field-of-view. These features make Himax’s LCoS microdisplay particularly well suited for next generation AR goggles, outperforming other competing technologies, mainly MicroLED. A growing number of engineering engagements are proceeding nicely with leading tech names. Himax is confident its Color Sequential Front-lit LCoS can be one of the most promising technologies that meets the rigorous requirements to enable AR goggles.

The introduction of the latest mixed reality device of a leading tech giant exhibited a significant advancement for the whole metaverse ecosystem. It illustrates how the metaverse and immersive technologies continue to evolve, are increasingly accessible, and may gradually become a more integral part of everyday live in the future. The Company believes given its expertise in optical related technologies including hundreds of patents in AR/VR and 3D, customers can leverage Himax’s product suite to develop immersive experiences for a variety of futuristic and mainstream products in their metaverse applications. Himax continues to strengthen its optical-related technology suite while forging partnerships with global technology leaders to strategically secure a distinct position in the space and create an additional diverse long-term revenue stream.

For non-driver IC business, the Company expects revenue to decline double digit sequentially in the third quarter.

Third Quarter 2023 Guidance
Net Revenue:	To be flat to decline 7.0% sequentially
Gross Margin:	To be 30.5% to 32.0%, depending on final product mix
Profit:	To be 1.5 cents to 6.0 cents per diluted ADS

Similar to Himax’s usual practice, the Company will grant employees’ annual bonus, including RSUs and cash awards, on or around September 30 this year. The third quarter guidance for profit per diluted ADS has taken into account the expected 2023 annual bonus, which, subject to Board approval, is now assumed to be around $10.5 million, out of which $9.3 million, or 4.2 cents per diluted ADS, will be vested and expensed immediately on the grant date. As a reminder, the total annual bonus amount and the immediately vested portion are Company current best estimates only and the actual amounts could vary materially depending on, among other things, its Q4 profit and the final Board decision for the total bonus amount and its vesting scheme. As is the case for previous years, Himax expects the annual bonus grant in 2023 to lead to higher third quarter operating expenses compared to the other quarters of the year. In comparison, the annual bonus for 2022 and 2021 were $39.6 million and $74.7 million respectively, out of which $18.5 million and $24.8 million was vested immediately.

HIMAX TECHNOLOGIES SECOND QUARTER 2023 EARNINGS CONFERENCE CALL
DATE:	Thursday, August 10, 2023
TIME:	U.S.	8:00 a.m. EDT
	Taiwan	8:00 p.m.
WEBCAST:	https://edge.media-server.com/mmc/p/7r8hbkz7
PHONE REGISTRATION:	https://register.vevent.com/register/BIbb13302225784a6d93f5eb3fc6b147c6

If you choose to attend by phone, you need to register first to obtain dial-in numbers for the call. Once registered you will be emailed the dial-ins along with an option to receive a call back at the start of the earnings call. Each registrant will receive a unique personal PIN. A replay of the call will be available beginning two hours after the call. The conference webcast link is https://edge.media-server.com/mmc/p/7r8hbkz7. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through August 10, 2024.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, AMOLED ICs, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power WiseEye™ smart image sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the US. Himax has 2,872 patents granted and 380 patents pending approval worldwide as of June 30, 2023. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company’s SEC filings, including those risks identified in the section entitled “Risk Factors” in its Form 20-F for the year ended December 31, 2022 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended June 30,		3 Months Ended March 31,
	2023	2022	2023

Revenues
Revenues from third parties, net	$234,988	$312,564	$244,191
Revenues from related parties, net	43	42	13
	235,031	312,606	244,204

Costs and expenses:
Cost of revenues	183,961	176,245	175,609
Research and development	41,433	40,355	39,427
General and administrative	6,115	6,678	6,041
Sales and marketing	5,664	5,566	5,544
Total costs and expenses	237,173	228,844	226,621

Operating income (loss)	(2,142)	83,762	17,583

Non operating income (loss):
Interest income	2,648	1,055	2,327
Changes in fair value of financial assets at fair value through profit or loss	336	407	41
Foreign currency exchange gains (losses), net	528	1,672	(535)
Finance costs	(1,717)	(328)	(1,741)
Share of losses of associates	(175)	(202)	(189)
Other income	4	79	107
	1,624	2,683	10
Profit (loss) before income taxes	(518)	86,445	17,593
Income tax expense (benefit)	(1,247)	16,271	2,938
Profit for the period	729	70,174	14,655
Loss attributable to noncontrolling interests	159	461	272
Profit attributable to Himax Technologies, Inc. stockholders	$888	$70,635	$14,927

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.005	$0.404	$0.086
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.005	$0.404	$0.085

Basic Weighted Average Outstanding ADS	174,417	174,694	174,417
Diluted Weighted Average Outstanding ADS	174,672	174,823	174,794

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Six Months Ended June 30,
	2023	2022

Revenues
Revenues from third parties, net	$479,179	$725,293
Revenues from related parties, net	56	125
	479,235	725,418

Costs and expenses:
Cost of revenues	359,570	395,166
Research and development	80,860	79,650
General and administrative	12,156	13,298
Sales and marketing	11,208	11,188
Total costs and expenses	463,794	499,302

Operating income	15,441	226,116

Non operating income (loss):
Interest income	4,975	1,436
Changes in fair value of financial assets at fair value through profit or loss	377	428
Foreign currency exchange gains (losses), net	(7)	4,768
Finance costs	(3,458)	(608)
Share of losses of associates	(364)	(409)
Other income	111	95
	1,634	5,710
Profit before income taxes	17,075	231,826
Income tax expense	1,691	46,365
Profit for the period	15,384	185,461
Loss attributable to noncontrolling interests	431	1,046
Profit attributable to Himax Technologies, Inc. stockholders	$15,815	$186,507

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.091	$1.068
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.091	$1.067

Basic Weighted Average Outstanding ADS	174,417	174,694
Diluted Weighted Average Outstanding ADS	174,653	174,825

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	June 30, 2023	June 30, 2022	March 31, 2023
Assets
Current assets:
Cash and cash equivalents	$211,425	$452,902	$196,286
Financial assets at amortized cost	8,079	8,539	8,510
Financial assets at fair value through profit or loss	-	192	19,026
Accounts receivable, net (including related parties)	239,039	371,033	252,155
Inventories	297,268	337,312	335,235
Income taxes receivable	28	39	35
Restricted deposit	369,300	151,400	369,300
Other receivable from related parties	1,171	1,381	1,174
Other current assets	109,334	91,744	106,428
Total current assets	1,235,644	1,414,542	1,288,149
Financial assets at fair value through profit or loss	19,094	14,037	18,264
Financial assets at fair value through other comprehensive income	313	373	285
Equity method investments	6,127	3,994	6,385
Property, plant and equipment, net	121,674	128,839	124,476
Deferred tax assets	11,651	6,622	11,925
Goodwill	28,138	28,138	28,138
Other intangible assets, net	876	5,948	989
Restricted deposit	32	34	33
Refundable deposits	205,237	174,779	224,661
Other non-current assets	9,371	13,524	10,981
	402,513	376,288	426,137
Total assets	$1,638,157	$1,790,830	$1,714,286
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	$289	$-	$-
Current portion of long-term unsecured borrowings	6,000	6,000	6,000
Short-term secured borrowings	369,300	151,400	369,300
Accounts payable (including related parties)	127,652	243,304	135,677
Income taxes payable	18,894	71,112	72,880
Other payable to related parties	2,266	2,167	2,854
Contract liabilities-current	19,913	36,152	29,010
Other current liabilities	176,379	286,606	81,941
Total current liabilities	720,693	796,741	697,662
Long-term unsecured borrowings	37,500	43,500	39,000
Deferred tax liabilities	682	830	697
Contract liabilities-non-current	46	12,356	46
Other non-current liabilities	53,001	96,271	67,466
	91,229	152,957	107,209
Total liabilities	811,922	949,698	804,871
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	113,761	111,370	113,060
Treasury shares	(5,594)	(5,761)	(5,594)
Accumulated other comprehensive income	(617)	(1,453)	(84)
Retained earnings	610,841	628,830	694,052
Equity attributable to owners of Himax Technologies, Inc.	825,401	839,996	908,444
Noncontrolling interests	834	1,136	971
Total equity	826,235	841,132	909,415
Total liabilities and equity	$1,638,157	$1,790,830	$1,714,286

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended June 30,		Three Months Ended March 31,
	2023	2022	2023

Cash flows from operating activities:
Profit for the period	$729	$70,174	$14,655
Adjustments for:
Depreciation and amortization	5,025	5,411	5,088
Share-based compensation expenses	723	729	805
Changes in fair value of financial assets at fair value through profit or loss	(336)	(407)	(41)
Interest income	(2,648)	(1,055)	(2,327)
Finance costs	1,717	328	1,741
Income tax expense (benefit)	(1,247)	16,271	2,938
Share of losses of associates	175	202	189
Inventories write downs	5,047	4,577	5,503
Unrealized foreign currency exchange losses (gains)	(1,201)	(1,988)	1,186
	7,984	94,242	29,737
Changes in:
Accounts receivable (including related parties)	13,116	71,217	8,993
Inventories	32,920	(88,834)	30,195
Other receivable from related parties	3	(168)	50
Other current assets	(3,318)	4,157	980
Accounts payable (including related parties)	10,207	(12,404)	16,192
Other payable to related parties	(588)	126	286
Contract liabilities	(13,097)	(2,702)	(20,111)
Other current liabilities	1,665	1,619	(1,288)
Other non-current liabilities	2,351	5,805	2,351
Cash generated from operating activities	51,243	73,058	67,385
Interest received	3,262	1,171	1,455
Interest paid	(1,717)	(328)	(1,741)
Income tax paid	(51,093)	(64,785)	(738)
Net cash provided by operating activities	1,695	9,116	66,361

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(2,874)	(2,497)	(2,833)
Acquisitions of intangible assets	-	(26)	(11)
Acquisitions of financial assets at amortized cost	(1,092)	(1,134)	(571)
Proceeds from disposal of financial assets at amortized cost	1,134	16,157	541
Acquisitions of financial assets at fair value through profit or loss	(33,821)	(27,543)	(22,222)
Proceeds from disposal of financial assets at fair value through profit or loss	52,482	70,316	195
Decrease (increase) in refundable deposits	1,193	-	(64,259)
Net cash provided by (used in) investing activities	17,022	55,273	(89,160)

Cash flows from financing activities:
Purchases of subsidiary shares from noncontrolling interests	-	(301)	-
Proceeds from short-term unsecured borrowings	10,294	-	-
Repayments of short-term unsecured borrowings	(10,000)	-	-
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	139,200	51,400	286,200
Repayments of short-term secured borrowings	(139,200)	(51,400)	(286,200)
Payment of lease liabilities	(1,202)	(1,206)	(1,179)
Guarantee deposits received	5	14,181	-
Net cash provided by (used in) financing activities	(2,403)	11,174	(2,679)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(1,175)	(674)	183
Net increase (decrease) in cash and cash equivalents	15,139	74,889	(25,295)
Cash and cash equivalents at beginning of period	196,286	378,013	221,581
Cash and cash equivalents at end of period	$211,425	$452,902	$196,286

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Six Months Ended June 30,
	2023	2022

Cash flows from operating activities:
Profit for the period	$15,384	$185,461
Adjustments for:
Depreciation and amortization	10,113	10,787
Share-based compensation expenses	1,528	1,340
Changes in fair value of financial assets at fair value through profit or loss	(377)	(428)
Interest income	(4,975)	(1,436)
Finance costs	3,458	608
Income tax expense	1,691	46,365
Share of losses of associates	364	409
Inventories write downs	10,550	5,825
Unrealized foreign currency exchange gains	(15)	(4,620)
	37,721	244,311
Changes in:
Accounts receivable (including related parties)	22,109	39,178
Inventories	63,115	(144,537)
Other receivable from related parties	53	(165)
Other current assets	(2,338)	4,622
Accounts payable (including related parties)	26,399	(5,121)
Other payable to related parties	(302)	526
Contract liabilities	(33,208)	624
Other current liabilities	377	210
Other non-current liabilities	4,702	5,808
Cash generated from operating activities	118,628	145,456
Interest received	4,717	1,286
Interest paid	(3,458)	(608)
Income tax paid	(51,831)	(65,018)
Net cash provided by operating activities	68,056	81,116

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(5,707)	(6,083)
Acquisitions of intangible assets	(11)	(169)
Acquisitions of financial assets at amortized cost	(1,663)	(7,259)
Proceeds from disposal of financial assets at amortized cost	1,675	24,322
Acquisitions of financial assets at fair value through profit or loss	(56,043)	(73,114)
Proceeds from disposal of financial assets at fair value through profit or loss	52,677	72,013
Increase in refundable deposits	(63,066)	-
Releases of restricted deposit	-	2,700
Net cash provided by (used in) investing activities	(72,138)	12,410

Cash flows from financing activities:
Purchases of subsidiary shares from noncontrolling interests	-	(301)
Proceeds from short-term unsecured borrowings	10,294	-
Repayments of short-term unsecured borrowings	(10,000)	-
Repayments of long-term unsecured borrowings	(3,000)	(3,000)
Proceeds from short-term secured borrowings	425,400	185,800
Repayments of short-term secured borrowings	(425,400)	(185,800)
Payment of lease liabilities	(2,381)	(2,435)
Guarantee deposits received	5	29,795
Net cash provided by (used in) financing activities	(5,082)	24,059
Effect of foreign currency exchange rate changes on cash and cash equivalents	(992)	(707)
Net increase (decrease) in cash and cash equivalents	(10,156)	116,878
Cash and cash equivalents at beginning of period	221,581	336,024
Cash and cash equivalents at end of period	$211,425	$452,902